EXHIBIT 8.1
Yingli Green Energy Holding Company Limited
List of Subsidiaries

Jurisdiction of
Name	Incorporation
Cyber Power Group Limited	British Virgin Islands
Yingli Green Energy Capital Holding Company Limited	British Virgin Islands
Yingli Green Energy (International) Holding Company Limited	British Virgin Islands
Yingli Green Energy Americas, Inc.	Delaware
Yingli Green Energy Europe GmbH	Germany
Yingli Green Energy Greece Sales GmbH	Germany
Cyber Lighting Holding Company Limited	Hong Kong
Yingli Green Energy Capital Holding (Hong Kong) Company Limited	Hong Kong
Yingli Green Energy International Trading Limited	Hong Kong
Yingli Green Energy Hong Kong Trading Limited	Hong Kong
Baoding Tianwei Yingli New Energy Resources Co., Ltd.	PRC
Beijing Gelin Science and Electronics Technologies Co., Ltd	PRC
Chengdu Yingli New Energy Resources Co., Ltd.	PRC
Fine Silicon Co., Ltd.	PRC
Yingli Energy (Beijing) Co., Ltd.	PRC
Yingli Energy (China) Co., Ltd.	PRC
Yingli Shuntong (Beijing) International Forwarder Co. Ltd	PRC